Exhibit 99.5

RNS Number:4335H
Wolseley PLC
17 January 2005

We have today been informed that Barclays PLC no longer has a notifiable interest in the Company's ordinary shares of 25p each.

Further Information

M. J. White – Group Company Secretary and Counsel
0118 929 8700

This information is provided by RNS
The company news service from the London Stock Exchange

END